UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ____April 2005___	File No. 0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

News Release dated April 7, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM       20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated: April 20, 2005	Signed: /s/ Christopher Dyakowski
Christopher Dyakowski, Director

SAN TELMO REPORTS RECORD Q3 AND 9-MONTH REVENUES

Vancouver, B.C., April 7, 2005 - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce financial results for its fiscal third quarter and nine-month period, ended January 31, 2005. All figures are in Canadian dollars.

San Telmo reported record revenues of $1,181,775 for the three-month period, representing a 1,680% increase over revenues of $66,337 in the third quarter of fiscal 2004. Revenues for the first nine months of fiscal 2005 were also the highest in the company’s history at $2,705,446, a 1,117% increase over $222,178 reported for the same period a year earlier. The increase in earnings is primarily due to additional production from the McLeod and Gordondale properties, which commenced in April and May of 2004 respectively, and output from one gas well and one oil well at Teepee Creek, which started in December and January, respectively.

Cash flow from operating activities in the third quarter increased by 1,668%, reaching $1,463,345 as compared to $82,766 in fiscal year 2004. For the nine-month period, cash flow was $1,013,610 as compared to a negative cash flow in 2004 of $219,717. San Telmo utilized cash flow to fund capital expenditures and debt repayments for the nine months ended January 31, 2005. The increases were due to a rise in output and strong product pricing for oil, natural gas and liquids. San Telmo’s quarterly average net oil price was $50.64/bbl and gas was sold at an average price of $6.71/mcf.

During the first three quarters of fiscal 2005, San Telmo continued to improve its financial position. The company posted a net loss of $1,381,589 (-$0.03 per share) for the nine-month period, an improvement over the net loss of $1,861,274 (-$0.05 per share) reported for the same period a year earlier. The loss in fiscal 2005 includes non-cash expenses for stock compensation of $857,325 (2004 – nil) and depletion & site restoration of $1,466,328 (2004 – $69,618).

Production Highlights

San Telmo is extremely proud of its production growth and has nearly doubled its daily volume in the November-January period as compared to the first two quarters of fiscal 2005. Sales volumes for the three months ended January 31, 2005 averaged 434 boe per day compared to 235 boe per day in the second quarter of fiscal 2005 and 269 boe per day for the first quarter. Production volumes rose in the third quarter as a result of the commencement of production of the two wells at Teepee Creek and increased compression facilities on the McLeod gas well, which enabled maximum output to start in December.

Other production highlights:

•

During the period of December 2003 to November 2004, the company increased its working interest proved plus probable reserves by 353% to 2,156 thousand barrels of oil equivalent (mboe) from 610 mboe.

•

From December 2003 to November 2004, total working interest proved reserves increased to 964 mboe from 334 mboe.

The complete interim financials and accompanying Management Discussion and Analysis are available for review at SEDAR and on San Telmo’s website: www.santelmoenergy.com/investor/financials.asp.

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on production of, exploring for, and developing reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com or the company website at www.santelmoenergy.com.

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.